[TPG Letterhead]

March 14, 2014

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

This letter confirms that Ronald Cami, John E. Viola and David Reintjes are authorized and designated to sign all filings with the Securities and Exchange Commission related to securities of Sabre Corporation on my behalf. This authorization and designation shall be valid for three months from the date of this letter.

Very truly yours,

/s/ Gary M. Kusin
Gary M. Kusin